PENN NATIONAL GAMING, INC

Wyomissing Professional Center

825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

(610) 373-2400

April 30, 2010

VIA EDGAR

Michelle Lacko

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                               Penn National Gaming, Inc.

Registration Statement on Form S-4

Filed January 25, 2010

File No. 333-164505

Dear Ms. Lacko:

Penn National Gaming, Inc., a Pennsylvania corporation (the “Registrant”), is registering an exchange offer (the “Exchange Offer”) of 8¾% Senior Subordinated Notes due 2019 issued on August 14, 2009 (the “Old Notes”) for 8¾% Senior Subordinated Notes due 2019 that have been registered under the Securities Act of 1933, as amended (the “Securities Act” and, such notes, the “New Notes”), pursuant to a Registration Statement on Form S-4 (File No. 333-164505) (the “Registration Statement”) in reliance on the staff of the Securities and Exchange Commission’s (the “Commission’s”)  position set forth in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1993). The Registrant represents as follows:

1.                                       The Registrant has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

2.                                       In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988) or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

3.                                       The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security-holder information required by Item 507 of Regulation S-K under the Securities Act.

4.                                       The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC no-action letter (July 2, 1993)) in connection with any resale of such New Notes.

5.                                       The Registrant will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)                                  If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(b)                                 If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer, and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

6.                                       Neither the Registrant nor any affiliate of the Registrant has entered into any arrangement or understanding with any broker-dealer participating in the Exchange Offer to distribute the New Notes.

In addition, the Registrant acknowledges that:

•                  the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and

•                  the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature page follows]

Very truly yours,

PENN NATIONAL GAMING, INC.

By:	/s/ Robert S. Ippolito
Name: Robert S. Ippolito
Title: Vice President, Secretary and Treasurer

cc:                                 Amanda Ravitz

Securities and Exchange Commission

Facsimile:  (703) 813-6967

Rodrigo Guerra, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP